Exhibit 99.8

AMENDMENT TO
AMENDED AND RESTATED VARIABLE RATE MUNI TERM PREFERRED SHARES PURCHASE AND EXCHANGE AGREEMENT

Dated as of September 28, 2026

This amendment (this **"Amendment"**) to the Amended and Restated Variable Rate Muni Term Preferred Shares Purchase and Exchange Agreement, dated as of February 9, 2026 (the **"Agreement"**), is entered into as of September 28, 2026, by and between BlackRock MuniHoldings Fund, Inc., a Maryland corporation (the **"Fund"**), and DNT Asset Trust, a Delaware statutory trust (the **"Purchaser"**).

RECITALS

WHEREAS, the Fund and the Purchaser are parties to the Agreement, pursuant to which the Purchaser has agreed to purchase from time to time and the Fund has agreed to issue and sell Series W-7 Variable Rate Muni Term Preferred Shares, par value $0.10 per share, liquidation preference $100,000 per share, of the Fund (the "VMTP Preferred Shares");

WHEREAS, the Fund and the Purchaser desire to amend the Agreement as set forth herein; and

WHEREAS, pursuant to Section 8.04 of the Agreement, the Agreement may be amended by a written instrument executed by the Fund and the Purchaser.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

AMENDMENTS

Section 1.1. Amendments to Definitions in Section 1.01.

(a) The definition of "Closed-End Funds" set forth in Section 1.01 of the Agreement is hereby deleted in its entirety.

(b) The definition of "Excluded Transfer" set forth in Section 1.01 of the Agreement is hereby deleted in its entirety and replaced with the following:

> "**Excluded Transfer**" means any transfer (1) to a tender option bond trust or Municipal Conduit Arrangement during such time as the Purchaser is the holder of the residual interests in the case of a tender option bond trust or

the senior certificate interests in the case of a Municipal Conduit Arrangement, (2) in connection with a repurchase financing transaction, (3) relating to a collateral pledge arrangement or (4) to a person who, after giving effect to such transfer, together with any affiliated person (as defined in the 1940 Act) of such person will own, hold or control with power to vote, not more than 25% of the Outstanding VMTP Preferred Shares.

(c) The following new definition is hereby added to Section 1.01 of the Agreement:

"**Fund Investors**" has the meaning set forth in Section 2.02.

(d) The following new definition is hereby added to Section 1.01 of the Agreement:

"**Municipal Conduit Arrangement**" means a municipal conduit financing arrangement in which (i) the cash flows are paid to holders of senior and/or subordinate certificate interests and the issuer of such certificate interests is a unit of a state of the United States of America (such as the National Finance Authority, a component unit of the Business Finance Authority of the State of New Hampshire) and (ii) the majority of the senior certificate interests of such municipal conduit financing arrangement are beneficially owned by the counterparty to the Purchase Agreement or an affiliate of such counterparty.

(e) The following new definition is hereby added to Section 1.01 of the Agreement:

"**Partnership Investors**" has the meaning set forth in Section 2.02.

Section 1.2. Amendment to Section 2.02(a). Section 2.02(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

(a) The Purchaser agrees that any subsequent offers and sales, without the prior written consent of the Fund, will be made only to persons it reasonably believes are

(i) QIBs that are

(a) registered closed-end management investment companies, the common shares of which are traded on a national securities exchange, or registered open-end management investment companies, (such open-end companies and such closed-end companies, "**Fund Investors**")

(b) banks,

(c) insurance companies, or

(d) companies that are included in the S&P 500 Index (and their direct or indirect wholly-owned subsidiaries),

(ii) tender option bond trusts in which all Beneficial Owners are QIBs that are

(a) Fund Investors or entities treated as partnerships for tax purposes that (A) primarily invest in tax-exempt assets and (B) the general partner or investment adviser of which is also the investment adviser (or an affiliate thereof) of one or more registered investment companies that invest primarily directly in tax-exempt obligations (such partnership entities, "**Partnership Investors**"),

(b) banks,

(c) insurance companies, or

(d) companies that are included in the S&P 500 Index (and their direct or indirect wholly-owned subsidiaries), or

(iii) Municipal Conduit Arrangements in which all investors are QIBs that are

(a) Fund Investors or Partnership Investors,

(b) banks,

(c) insurance companies, or

(d) companies that are included in the S&P 500 Index (and their direct or indirect wholly-owned subsidiaries),

in each case with respect to clauses (i), (ii), and (iii), in accordance with Rule 144A under the Securities Act or another available exemption from registration under the Securities Act, in a manner not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act. The foregoing restrictions on transfer shall not apply to any VMTP Preferred Shares registered under the Securities Act pursuant to the Registration Rights Agreement or any subsequent transfer of such VMTP Preferred Shares thereafter. Notwithstanding the foregoing, the Fund shall have the right of first refusal in accordance with the Right of First Refusal Procedures on all proposed direct transfers of Outstanding VMTP Preferred Shares from the Purchaser or an affiliate thereof (other than an Excluded Transfer) to an unaffiliated third party which will upon settlement result in such unaffiliated third party holding and having purchased from the Purchaser more than 25% of the Outstanding VMTP Preferred Shares; provided, that the foregoing right of first refusal shall not apply to any VMTP Preferred Shares sold pursuant to an underwriting contemplated by Section 3.3 of the Registration Rights Agreement. Any transfer in violation of this Section 2.02(a) shall be void ab initio.

Section 1.3. Amendment to Section 6.01. Section 6.01 of the Agreement is hereby amended and restated in its entirety to read as follows:

> **SECTION 6.01. Future Agreements**. Unless advised in a legal opinion of nationally recognized counsel that entry into such an agreement would violate Applicable Law or the fiduciary duties of the Board of Directors, the Fund shall promptly enter into an agreement, complying with Applicable Law, of the type specified in Section 12(d)(1)(E)(iii) of the 1940 Act as agreed to by the Fund and (i) the tender option bond trust in their commercially reasonable discretion upon any transfer of the VMTP Preferred Shares to a tender option bond trust or (ii) the Municipal Conduit Arrangement in their commercially reasonable discretion upon any transfer of the VMTP Preferred Shares to a Municipal Conduit Arrangement.

Section 1.4. Amendment to Section 8.13. The second sentence of the second paragraph of Section 8.13 of the Agreement is hereby deleted in its entirety and replaced with the following:

> Notwithstanding the restrictions listed in the preceding sentence, copies of the Related Documents and the Information Statement prepared in connection with the issuance of the VMTP Preferred Shares (or any updated, amended, or additional information statement subsequently prepared in connection with the VMTP Preferred Shares) may be distributed to prospective investors in tender option bond trusts or a Municipal Conduit Arrangement into which the VMTP Preferred Shares have or may be deposited for the purpose of such investor's evaluation of an investment in such tender option bond trust or Municipal Conduit Arrangement.

ARTICLE II

MISCELLANEOUS

Section 2.1. Effect of Amendment. Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with its terms. All references in the Agreement to "this Agreement," "hereof," "herein," "hereunder" or words of similar import shall, unless the context otherwise requires, refer to the Agreement as amended by this Amendment.

Section 2.2. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

Section 2.3. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

BLACKROCK MUNIHOLDINGS FUND, INC.

By: ___/s/ Stephen Minar_____________________

Name: Stephen Minar

Title: Vice President

DNT ASSET TRUST

By: ____/s/ Sean Saroya_______________________

Name: Sean Saroya

Title: Authorized Officer